Exhibit 24

May 24, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

This letter confirms that Gerald Neugebauer, Ken Murphy and Eduardo Tamraz are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgements, on my behalf. This authorization and designation shall be valid until December 31, 2025.

Very truly yours,

/s/ Karl Peterson
Karl Peterson